Exhibit 99.4
Consent of Independent Registered Chartered Accountants
     We consent to the use in this Amendment No. 1 to Annual Report on Form 40-F of our report dated March 3, 2006 relating to the consolidated financial statements of Goldcorp Inc. for the year ended December 31, 2005, and to the reference to us under the heading “Interests of Experts” in the Annual Information Form dated March 20, 2006 filed as part of this Annual Report on Form 40-F.
     We also consent to the incorporation by reference in Registration Statements Nos. 333-126037, 333-126038, 333-126039, 333-126040 and 333-138760 on Form S-8 of our report dated February 7, 2006 appearing in this amendment to the Annual Report on Form 40-F of Goldcorp Inc. for the year ended December 31, 2005.
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, British Columbia, Canada
March 9, 2007